FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 4, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West

Consolidated Results of Operations

First quarter, year ending March 2017

(US GAAP)

Nomura Holdings, Inc.

July 2016 © Nomura

Outline

Presentation    Financial Supplement

Executive summary (p. 2)    Consolidated balance sheet (p. 16)

Overview of results (p. 3)    Value at risk (p. 17)

Business segment results (p. 4)    Consolidated financial highlights (p. 18)

Retail (p. 5-6)    Consolidated income (p. 19)

Asset Management (p. 7-8)    Main revenue items (p. 20)

Wholesale (p. 9-11)    Consolidated results: Income (loss) before income taxes by segment and region (p. 21)

Non -interest expenses (p. 12)

Segment _Other_ (p. 22)

Robust financial position (p. 13)

Retail related data (p. 23-26)

Funding and liquidity (p. 14)

Asset Management related data (p. 27-28)

Wholesale related data (p. 29)

Number of employees (p. 30)

Executive summary

NOMURA

FY2016/17 1Q highlights

- **Income before income taxes and net income both up strongly QoQ**
  - Net revenue: Y338.5bn; Income before income taxes: Y62.8bn; Net income[1]: Y46.8bn; ROE[2]: 7.0%; EPS[3]: Y12.71
  - Income before income taxes from international businesses of Y16.9bn driven by significant lowering of breakeven point
- **Three segment income before income taxes of Y67.5bn**
  - Solid results driven by Wholesale as client activity and trading conditions improved

  Retail
  - Revenues were weak as choppy market conditions prompted retail investors to remain on the sidelines
  - Focused on enhancing dialog with clients; Improved net inflows into discretionary investments and investment trusts

  Asset Management
  - Significantly stronger revenues QoQ from dividend income and realized gains from potential liquidation of overseas entity
  - Income before income taxes at highest level since FY2007/08 2Q

  Wholesale
  - Strong revenue growth QoQ as Fixed Income revenues increased across all regions and products
  - Cost reduction initiatives also contributed to marked improvement in income before income taxes
- **Shareholder returns**
  - Launch of share buyback program to deliver shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy
    - ✓ Total shares: Upper limit of 100 million shares (2.6 percent of outstanding shares)
    - ✓ Total value: Upper limit of Y45bn
    - ✓ Period: From August 15, 2016, to January 27, 2017 (However, excluding from October 28, 2016, to November 11, 2016)

Income (loss) before income taxes and net income (loss)[1]



Group
(billions of yen)
Income (loss) before income taxes
Net income (loss)
106.0
68.7
46.6
19.9
51.6
35.4
-12.3
-19.2
62.8
46.8
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q



Three segment income (loss) before income taxes
Wholesale
Asset Management
Retail
82.3
53.8
48.5
-4.9
67.5
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q

(1) Net income (loss) attributable to Nomura Holdings shareholders.
(2) Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
(3) Diluted net income attributable to Nomura Holdings shareholders per share.

2

Overview of results

Highlights

(billions of yen, except EPS and ROE)

    FY2016/17FY2015/16FY2015/16

    QoQYoY

    1Q4Q1Q

Net revenue    338.5280.1+21%424.0-20%

Non-interest expenses    275.7292.5-6%318.0-13%

Income (loss) before income

taxes    62.8-12.3-106.0-41%

Net income (loss)1    46.8-19.2-68.7-32%

EPS2    Y12.71-Y5.33-Y18.65-32%

ROE3    7.0%-10.0%

(1)    Net income (loss) attributable to Nomura Holdings shareholders.

(2)    Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3

(3)    Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results

Net revenue and income (loss) before income taxes

    FY2016/17FY2015/16FY2015/16

(billions of yen)     QoQYoY

    1Q4Q1Q

Net revenue    Retail 83.885.0-1%130.7-36%

Asset Management    25.920.3+28%26.9-4%

Wholesale    190.9136.2+40%205.2-7%

Subtotal    300.6241.5+24%362.8-17%

Other *    48.462.1-22%52.2-7%

Unrealized gain (loss) on investments in    -10.5-23.5

equity securities held for operating purposes    -9.0-

Net revenue    338.5280.1+21%424.0-20%

Income    Retail 8.712.2-29%50.9-83%

(loss) before

income    Asset Management 12.25.8+112%11.7+4%

taxes    Wholesale 46.6-22.8-19.7+137%

Subtotal    67.5-4.9-82.3-18%

Other *    5.816.1-64%14.7-61%

Unrealized gain (loss) on investments in    -10.5-23.5

equity securities held for operating purposes    -9.0-

Income (loss) before income taxes    62.8-12.3-106.0-41%

*Additional information on _Other_ (1Q)    Loss on changes to own and counterparty credit spread relating to Derivatives (Y4.8bn)1

(1)    Unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument -specific credit risk (_own credit adjustments_) are presented separately in other comprehensive income 4 rather than through earnings from the first quarter, year ending March 2017.

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2015/16				FY2016/17	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	130.7	115.7	104.3	85.0	**83.8**	-1%	-36%
Non-interest expenses	79.8	78.9	76.5	72.9	**75.1**	+3%	-6%
Income before income taxes	50.9	36.7	27.8	12.2	**8.7**	-29%	-83%

Key points

- Net revenue: Y83.8bn (-1% QoQ; -36% YoY)
- Income before income taxes: Y8.7bn (-29% QoQ; -83% YoY)
- Revenues remained soft
  - Choppy market conditions prompted investors to remain on the sidelines
  - Investment trusts and discretionary investments up QoQ, but sales of stocks declines
- Client franchise

	Jun / 1Q	Mar / 4Q
- Retail client assets	Y95.3trn	Y100.6trn
- Accounts with balance	5.39m	5.39m
- NISA account applications[1]	1.69m	1.67m
- Net inflows of cash and securities[2]	-Y243.1bn	-Y43.0bn

Total sales[3]



(billions of yen)
Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
4,000
3,000
2,000
1,000
0
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q

Total sales[3] declined 13% QoQ

- Stocks: -19% QoQ
  - Contributions from domestic secondary stock sales and primary deals slowed (primary stock subscriptions[4]: Y33.1bn, -56% QoQ)
- Investment trusts: +24% QoQ
  - Inflows into products investing in REITs and global bonds
- Bonds: Y403.6bn, -30% QoQ
  - Contributions from primary deals declined
  - Ongoing demand for JGBs for individuals under negative rate environment
- Discretionary investment and insurance sales up 19% QoQ

(1) Includes Junior NISA.
(2) Cash and securities inflows minus outflows, excluding regional financial institutions.
(3) Retail channel only.
(4) Retail channels, Net & Call, and Hotto Direct.

5

NOMURA

Retail: Continued focus on providing consulting services

Recurring revenue


(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
24%
25%
25%
25%
24%
78.0
78.3
76.8
71.9
71.3
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q

- Annualized recurring revenue of Y71.3bn
  - Proactive dialog and discussions on discretionary investments with clients
  - Although AuM of investment trusts declined due to market factors, booked steady net inflows into discretionary investments and investment trusts, maintaining recurring revenue at same level as last quarter

	Jun / 1Q	Mar / 4Q
■ Recurring revenue	Y17.8bn	Y17.9bn
– Discretionary investment net inflows[1]	Y107.2bn	Y51.7bn
– Investment trust net inflows[1]	Y51.3bn	Y8.7bn
■ Sales of insurance products[2]	Y50.7bn	Y72.3bn

Discretionary investment assets under management


(billions of yen)
Quarterly discretionary investment net inflows¹
2,500
2,000
1,500
1,000
500
0
1,694.7
1,927.5
2,164.4
2,193.8
2,201.0
361.8
284.2
200.1
51.7
107.2
FY2015/16
FY2016/17
1Q /Jun
2Q /Sep
3Q /Dec
4Q /Mar
1Q /Jun

Proactive dialog with clients, discretionary investment net inflows improved


(billions of yen)
Discretionary investment net inflows¹ (lhs)
No. of interview sheets (rhs)
60.0
40.0
20.0
0.0
60,000
40,000
20,000
0
24.6
15.4
11.6
24.4
37.8
44.9
16,685
21,864
17,347
30,148
43,000
50,166
FY2015/16 4Q
FY2016/17 1Q
Jan
Feb
Mar
Apr
May
Jun

(1) *Retail channels, Japan Wealth Management Group.*
(2) *Retail channels only.*

6

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2015/16				FY2016/17	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	26.9	22.9	25.3	20.3	**25.9**	+28%	-4%
Non-interest expenses	15.2	14.4	14.6	14.5	**13.7**	-6%	-10%
Income before income taxes	11.7	8.4	10.7	5.8	**12.2**	+112%	+4%

Assets under management



(trillions of yen)
AuM (net)1
AuM (gross)2
50.1
41.4
47.2
40.0
50.8
42.2
48.2
40.1
44.7
37.3
FY2015/16
FY2016/17
Jun
Sep
Dec
Mar
Jun

Key points

- Net revenue: Y25.9bn (+28% QoQ; -4% YoY)
- Income before income taxes: Y12.2bn (+112% QoQ; +4% YoY)
  - Significantly stronger revenues QoQ from dividend income and realized gains from potential liquidation of overseas entity
  - Expenses also declined and income before income taxes was at highest level since FY2007/08 2Q

Investment trust business

- Outflows from money market funds in view of redemptions of CRF[3] and FFF[4], but continued inflows into privately placed funds for regional financial institutions and investment trusts for discretionary investments

	1Q inflows
– Nomura US High Yield Bond Fund	Y30.9bn
– Nomura International Bond Index (For Nomura Investment Discretionary Account):	Y24.0bn
– Robo Japan:	Y12.3bn

Investment advisory and international businesses

- Japan reported outflows due to factors including a decline in funds managed for public pension funds
- Internationally, Japan equity products reported outflows, but US high yield products continued to book inflows
- NCRAM[5] won mandate to manage US retail mutual fund managed by Northern Trust Investments; Second non-Nomura mutual fund in the US that NCRAM has been appointed to manage

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Nomura Private Equity Capital. (2) Assets under management (gross) of above four companies. Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced in the third quarter of the fiscal year ended March 2016. Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.
(3) Nomura CRF (Cash Reserve Fund) (4) Free Financial Fund (5) Nomura Corporate Research and Asset Management

7

Asset Management: Expanding business platform

NOMURA

Assets under management (net)[1] by business



(trillions of yen)
Investment trust business
Investment advisory business
50.0
40.0
30.0
20.0
10.0
0.0
41.4
40.0
42.2
40.1
37.3
12.8
13.2
14.2
13.4
12.4
28.6
26.8
28.0
26.7
24.9
FY2015/16
FY2016/17
Jun
Sep
Dec
Mar
Jun

Nomura Asset Management public investment trust market share[2]



26.0%
24.0%
22.0%
20.0%
24.6%
24.9%
24.9%
24.8%
24.0%
FY2015/16
FY2016/17
Jun
Sep
Dec
Mar
Jun

Inflows into investment trust business[3]



(billions of yen)
Investment trust business
(exc. ETFs)
MRFs, MMFs, etc.
Other investment trusts (excl. ETFs)
ETF
1,500
1,000
500
0
-500
-1,000
944
308
-398
1,294
259
-102
-427
838
-399
-24
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q

Acquired stakes in American Century Investments

- Acquired approximately 41% economic interest (10.1% voting interest) in American Century Investments on May 19, 2016
- Established ACI-NAM Business Opportunities Committee with Nomura Asset Management and ACI CEOs serving as Co-Chairman to find opportunities for business growth
- Several working groups have been set up under the Committee to map out detailed strategies

American Century Investments®

(1) Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Nomura Private Equity Capital.
(2) Source: The Investment Trusts Association, Japan. (3) Based on net assets under management

8

Wholesale

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2015/16				FY2016/17	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Global Markets	176.2	158.7	157.2	108.3	**170.5**	+57%	-3%
Investment Banking	29.0	34.2	28.8	27.9	**20.4**	-27%	-30%
Net revenue	205.2	192.9	186.0	136.2	**190.9**	+40%	-7%
Non-interest expenses	185.5	184.3	176.0	159.0	**144.3**	-9%	-22%
Income (loss) before income taxes	19.7	8.6	9.9	-22.8	**46.6**	-	+137%

Net revenue by region

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
59.2
40.8
31.5
73.7
44.8
55.4
26.4
66.2
43.5
43.2
27.1
72.2
45.4
23.7
18.0
49.0
61.1
40.8
21.4
67.7
Americas
EMEA
AEJ
Japan
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y190.9bn (+40% QoQ; -7% YoY)
- Income before income taxes: Y46.6bn (+137% YoY)
- Revenues up significantly QoQ
  - Fixed Income revenues grew across all regions and products on the back of an uptick in client activity and improved trading conditions
- Cost reduction initiatives also contributed to marked improvement in income before income taxes

Net revenue by region (QoQ; YoY)

- Japan: Y67.7bn (+38%, -8%)
  - Solid performance in Fixed Income driven by Rates and Credit
  - Investment Banking revenues declined due to market turmoil and seasonal factors
- Americas: Y61.1bn (+34%; +3%)
  - Fixed Income revenues grew strongly driven by Rates; Equities revenues declined due to non-recurrence of gain booked from sale of equity stake last quarter
  - Market conditions settled down and Spread Products performance improved
- EMEA: Y40.8bn (+72%; Unchanged)
  - Fixed Income performance up driven by Rates
- AEJ: Y21.4bn (+19%; -32%)
  - Improved performance in Credit and Emerging Market

9

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
176.2
92.1
84.1
158.7
75.5
83.2
157.2
76.9
80.2
108.3
80.7
27.6
170.5
62.6
107.9
QoQ
+57%
YoY
-3%
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q

FY2016/17 1Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

Global Markets

- Net revenue: Y170.5bn (+57% QoQ; -3% YoY)
  - A solid quarter with strong performance in Fixed Income across all regions, offsetting slowdown in Equities

Fixed Income
- Net revenue: Y107.9bn (3.9x QoQ; +28% YoY)
  - Strong performance in Rates from increased client flows and market opportunities
  - Improved performance in Credit and Securitized Products from favorable macro environment and gradual return in client activity

Equities
- Net revenue: Y62.6bn (-22% QoQ; -32% YoY)
  - Revenues declined as last quarter included a realized gain from sale of Chi-X shares, client activity slowed QoQ, and appreciation of yen

- Americas: Fixed Income saw strong performance in Rates and improvement in Spread Products; Equities revenues declined mainly due to non-recurrence of one-off gains in previous quarter
- EMEA: Fixed Income saw improved results in Rates; Equities reported an uptick in revenues despite a review of the business during the quarter
- AEJ: Improved performance across all Fixed Income products, while Equities revenues declined due to slower client activity
- Japan: Turnaround in Rates and Credit was the main driver of robust Fixed Income; Equities reported softer revenues QoQ on the back of a decline in markets and client activity

10

NOMURA

Wholesale: Investment Banking

Net revenue



Investment Banking (gross)
(billions of yen)
49.7
63.1
34.4
47.0
33.9
Investment Banking (net)
Other
29.0
0.8
34.2
28.8
27.9
20.4
29.1
33.4
8.1
20.7
2.7
25.2
20.5
-0.1
-0.1
QoQ -27%
YoY -30%
FY2015/16
FY2016/17
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y20.4bn (-27% QoQ; -30% YoY)
- Investment Banking (gross) revenue of Y33.9bn
  - Revenues down both QoQ and YoY due to decline in ECM transactions and yen appreciation
  - Solid revenues from M&A driven by completed deals
  - Japan: Market turmoil and seasonal factors led to slower ECM revenues
    - ✓ Revenues driven by industry consolidation and cross-border M&A deals
    - ✓ Retained top position in Japan ECM league table by capturing financing needs of corporates (market share: 38.9%)[1]
  - International: Revenues up QoQ driven by improvement in Americas
    - ✓ Conducted strategic review of EMEA and Americas businesses to focus on competitive strengths
    - ✓ Executed multi-product M&A deals and supported a number of large bond issuances by financial institutions and SSAs[2]

Focusing on areas of competitive strength

	M&A		Financing
Asia incl. Japan	■ Business growth driven out of Asia including Japan ■ Won numerous deals for industry consolidation in Japan and cross-border M&As as well as global financing for Asian corporates		
	Musashi Seimitsu Industry/ Hay Holding (€361m)	**Rengo/** Tri-Wall Holdings (HKD1.7bn)	**Kansai Paint** Euroyen CB (Y104.6bn) **Orient Securities** Hong Kong IPO (HKD7.8bn)
	Daiwa House Residential / Daiwa House REIT (Y255.7bn)	**Hitachi** and Mitsubishi UFJ Financial Group strategic alliance in financial services (Y121.3bn)	**Export-Import Bank of Korea** USD-denominated bond ($2.5bn)
Americas	■ Cross-border M&A and M&A-related financing contributed to revenues		
	Albany Molecular Research / Prime European Therapeuticals (€310m)	Finance for Gaming & Leisure Properties acquisition of Pinnacle ($2.2bn)	**Republic of Mexico** Samurai bond (Y135bn)
EMEA	■ Revenues driven by M&A multi-product deals and large DCM transactions		
	Covéa / SCOR (€347m)	**Vivendi** / Mediaset Premium (€858m)	**Rabobank** Additional Tier1 (€1.3bn)

(1) *Source: Thomson Reuters, Jan - Jun 2016.*
(2) *Sovereigns, Supranationals and Agencies.*

11

Non-interest expenses Full year (billions of yen) 1,500 1,257.4 1,230.5 Other 1,200 Business development expenses 900 Occupancy and related depreciation Information processing 600 and communications Commissions and floor brokerage 300 Compensation and benefits 0 FY2014/15 FY2015/16 Compensation and benefits 596.6 574.2 Commissions and floor brokerage 130.0 123.9 Information processing and communications 192.3 189.9 Occupancy and related depreciation 76.1 78.4 Business development expenses 35.2 35.9 Other 227.2 228.2 Total 1,257.4 1,230.5 Quarter (billions of yen) 400 318.0 316.7 303.3 292.5 275.7 300 200 100 0 FY2015/16 FY2016/17 1Q 2Q 3Q 4Q 1Q QoQ 155.9 149.7 141.8 126.8 125.9 -0.6% 34.2 32.6 31.1 25.9 24.2 -6.6% 47.9 48.2 46.8 46.9 44.2 -5.7% 18.7 19.2 19.6 20.9 18.2 -12.8% 8.3 8.5 9.3 9.8 8.3 -15.2% 52.9 58.5 54.6 62.2 54.8 -11.9% 318.0 316.7 303.3 292.5 275.7 -5.7% Key points    Non-interest expenses: Y275.7bn (-6% QoQ; -13% YoY)    Group expenses down QoQ due to yen appreciation and lower non-personnel expenses     Non-personnel expenses (-10% QoQ) Controlled business development expenses and occupancy and related depreciation    Marked decline in Group expenses YoY     Personnel expenses (-19% YoY) Decline due to currency exchange, cost reductions in international operations, focus on pay for performance     Non-personnel expenses (-8% YoY) Decline in trading volumes led to lower commissions and floor brokerage 12

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2016	Jun 2016
■ Total assets	Y41.1trn	Y42.9trn
■ Shareholders' equity	Y2.7trn	Y2.6trn
■ Gross leverage	15.2x	16.2x
Net leverage[1]	9.6x	9.8x
■ Level 3 assets[2] (net)	Y0.4trn	Y0.4trn
■ Liquidity portfolio	Y5.9trn	Y5.5trn

(billions of yen)

Basel 3 basis	Mar 2016	Jun 2016[2]
Tier 1 capital	2,578	2,556
Tier 2 capital	323	315
Total capital	2,901	2,871
RWA[3]	15,971	15,043
Tier 1 capital ratio	16.1%	16.9%
CET 1 capital ratio[4]	15.4%	16.3%
Consolidated capital adequacy ratio	18.1%	19.0%
Consolidated leverage ratio[5]	4.28%	4.28%
HQLA[6]	Y6.2trn	Y5.8trn
LCR[6]	175.8%	190.8%

Risk weighted assets[3] and CET 1 capital ratio[4]


(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
13.5%
13.2%
15.1%
15.4%
16.3%
15.5%
FY2015/16
FY2016/17
Jun
Sep
Dec
Mar
Jun
Fully loaded Basel 3 2019 applied to balance sheet at end Jun (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital


(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
30%
20%
10%
0%
14%
14%
14%
14%
17%
FY2015/16
FY2016/17
Jun
Sep
Dec
Mar
Jun

(1) *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.* (2) *June 2016 is preliminary.*
(3) *Credit risk assets are calculated using the internal model method.* (4) *CET 1 capital ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.*
(5) *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).* (6) *Monthly average for each quarter.*

13

NOMURA

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 80% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y5.5trn, or 13% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of June 2016)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Approx. 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 16%
Long-term debt due within 1yr, 8%
Long-term debt, 76% Average maturity 5.1 years[3]
International 30%
Japan 70%
Loans (incl. subordinated)
Bank lending market
Euro MTN/Yen, retail bonds, etc
Retail market
Euro MTN/Other, wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.
(2) Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.
(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

14

Financial Supplement

Consolidated balance sheet

NOMURA

(billions of yen)	Mar 31, 2016	Jun 30, 2016	Increase (Decrease)
Assets			
Total cash and cash deposits	3,899	**2,363**	-1,536
Total loans and receivables	2,970	**3,180**	210
Total collateralized agreements	15,078	**16,951**	1,873
Total trading assets[1] and private equity investments	16,410	**17,547**	1,137
Total other assets	2,734	**2,879**	144
Total assets	41,090	**42,918**	1,828

	Mar 31, 2016	Jun 30, 2016	Increase (Decrease)
Liabilities			
Short-term borrowings	663	**723**	60
Total payables and deposits	4,249	**3,555**	-694
Total collateralized financing	16,606	**19,516**	2,911
Trading liabilities	7,499	**7,529**	29
Other liabilities	1,201	**1,137**	-63
Long-term borrowings	8,130	**7,759**	-370
Total liabilities	38,347	**40,219**	1,872
Equity			
Total NHI shareholders' equity	2,700	**2,642**	-58
Noncontrolling interest	43	**57**	14
Total liabilities and equity	41,090	**42,918**	1,828

(1) *Including securities pledged as collateral.*

16

Value at risk

NOMURA

- Definition
  - 99% confidence level
  - 1-day time horizon for outstanding portfolio
  - Inter-product price fluctuations considered

- From April 1, 2016, to June 30, 2016 (billions of yen)
  - Maximum: 6.7
  - Minimum: 3.4
  - Average: 5.1

(billions of yen)	FY2014/15	FY2015/16	FY2015/16				FY2016/17
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Equity	1.0	0.9	1.3	1.5	1.7	0.9	**0.7**
Interest rate	4.2	3.8	3.9	5.2	4.9	3.8	**4.1**
Foreign exchange	1.1	0.8	1.1	1.4	2.0	0.8	**2.5**
Sub-total	6.2	5.5	6.2	8.2	8.5	5.5	**7.3**
Diversification benefit	-1.6	-2.0	-2.4	-2.8	-2.8	-2.0	**-2.9**
VaR	4.6	3.5	3.8	5.4	5.7	3.5	**4.4**

17

Consolidated financial highlights

NOMURA

Full year



(billions of yen)
Net income (loss) attributable to NHI shareholders
ROE(%)
300
200
100
0
9%
6%
3%
0%
8.6%
224.8
4.9%
131.6

Quarter



(billions of yen)
100
80
60
40
20
0
-20
12%
9%
6%
3%
0%
10.0%
8.4%
7.3%
4.9%
7.0%
68.7
46.6
35.4
-19.2
46.8

	FY2014/15	FY2015/16	FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q	FY2016/17 1Q
Net revenue	1,604.2	1,395.7	424.0	336.6	354.9	280.1	**338.5**
Income (loss) before income taxes	346.8	165.2	106.0	19.9	51.6	-12.3	**62.8**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	224.8	131.6	68.7	46.6	35.4	-19.2	**46.8**
Total NHI shareholders' equity	2,707.8	2,700.2	2,783.3	2,761.7	2,804.7	2,700.2	**2,642.3**
ROE (%)[1]	8.6%	4.9%	10.0%	8.4%	7.3%	4.9%	**7.0%**
Basic-Net income (loss) attributable to NHI shareholders per share (yen)	61.66	36.53	19.11	12.95	9.83	-5.31	**13.00**
Diluted-Net income (loss) attributable to NHI shareholders per share (yen)	60.03	35.52	18.65	12.63	9.61	-5.33	**12.71**
Total NHI shareholders' equity per share (yen)	752.40	748.32	774.39	767.73	777.74	748.32	**736.47**

(1) Quarterly ROE is calculated using annualized year-to-date net income (loss).

18

Consolidated income

NOMURA

(billions of yen)	Full year		Quarter				
	FY2014/15	FY2015/16	FY2015/16				FY2016/17
			1Q	2Q	3Q	4Q	1Q
Revenue							
Commissions	453.4	432.0	130.3	111.5	102.3	87.8	**76.3**
Fees from investment banking	95.1	118.3	24.5	44.9	20.0	29.0	**17.3**
Asset management and portfolio service fees	203.4	229.0	59.9	58.2	57.8	53.1	**52.6**
Net gain on trading	531.3	354.0	124.7	62.6	105.2	61.5	**140.1**
Gain on private equity investments	5.5	13.8	1.2	0.6	8.7	3.3	**0.0**
Interest and dividends	436.8	440.1	113.6	111.5	107.9	106.9	**106.6**
Gain (loss) on investments in equity securities	29.4	-20.5	9.2	-10.9	4.7	-23.5	**-10.0**
Other	175.7	156.5	44.9	39.6	27.9	44.1	**35.5**
Total revenue	1,930.6	1,723.1	508.4	417.9	434.5	362.2	**418.4**
Interest expense	326.4	327.4	84.4	81.3	79.6	82.1	**79.9**
Net revenue	1,604.2	1,395.7	424.0	336.6	354.9	280.1	**338.5**
Non-interest expenses	1,257.4	1,230.5	318.0	316.7	303.3	292.5	**275.7**
Income (loss) before income taxes	346.8	165.2	106.0	19.9	51.6	-12.3	**62.8**
Net income (loss) attributable to NHI shareholders	224.8	131.6	68.7	46.6	35.4	-19.2	**46.8**

19

Main revenue items

NOMURA

(billions of yen)		Full year		Quarter				
				FY2015/16				FY2016/17
		FY2014/15	FY2015/16	1Q	2Q	3Q	4Q	1Q
Commissions	Stock brokerage commissions	252.8	275.0	78.7	71.3	63.7	61.3	**48.4**
	Other brokerage commissions	19.6	23.3	5.2	6.8	5.4	5.8	**4.3**
	Commissions for distribution of investment trusts	134.3	89.5	34.3	22.0	20.8	12.4	**15.8**
	Other	46.8	44.2	12.2	11.3	12.4	8.3	**7.7**
	Total	453.4	432.0	130.3	111.5	102.3	87.8	**76.3**
Fees from investment banking	Equity underwriting and distribution	28.8	56.7	7.4	30.8	10.3	8.2	**2.8**
	Bond underwriting and distribution	20.4	12.9	4.6	3.3	1.8	3.3	**2.9**
	M&A / Financial advisory fees	24.6	33.1	7.7	7.5	6.5	11.3	**9.4**
	Other	21.2	15.6	4.8	3.3	1.4	6.2	**2.2**
	Total	95.1	118.3	24.5	44.9	20.0	29.0	**17.3**
Asset management and portfolio service fees	Asset management fees	151.8	164.4	44.2	42.0	41.2	36.9	**36.2**
	Administration fees	32.6	45.7	10.7	11.3	11.9	11.7	**11.9**
	Custodial fees	19.0	19.0	5.0	4.8	4.7	4.4	**4.5**
	Total	203.4	229.0	59.9	58.2	57.8	53.1	**52.6**

20

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q	FY2016/17 1Q
Retail	161.8	127.6	50.9	36.7	27.8	12.2	**8.7**
Asset Management	32.1	36.7	11.7	8.4	10.7	5.8	**12.2**
Wholesale	82.2	15.4	19.7	8.6	9.9	-22.8	**46.6**
Three business segments total	276.1	179.7	82.3	53.8	48.5	-4.9	**67.5**
Other	46.0	6.1	14.7	-23.0	-1.6	16.1	**5.8**
Segments total	322.1	185.8	97.0	30.8	46.9	11.2	**73.3**
Unrealized gain (loss) on investments in equity securities held for operating purposes	24.7	-20.7	9.0	-10.9	4.7	-23.5	**-10.5**
Income (loss) before income taxes	346.8	165.2	106.0	19.9	51.6	-12.3	**62.8**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q	FY2016/17 1Q
Americas	-27.6	-32.0	-2.4	-19.8	-12.3	2.4	**15.2**
Europe	-23.5	-67.4	-9.7	-35.2	-5.7	-16.8	**-4.4**
Asia and Oceania	34.6	19.8	14.8	9.2	-2.0	-2.2	**6.1**
Subtotal	-16.4	-79.6	2.7	-45.8	-19.9	-16.6	**16.9**
Japan	363.2	244.8	103.3	65.6	71.6	4.3	**45.9**
Income (loss) before income taxes	346.8	165.2	106.0	19.9	51.6	-12.3	**62.8**

(1) Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2016). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

21

Segment _Other_     Income (loss) before income taxes Full yearQuarter (billions of yen) 50.046.0 40.0 30.0 20.014.716.1 10.06.15.8 0.0 -10.0-1.6 -20.0 -30.0-23.0 1212345 FY2015/16FY2016/17 FY2014/15 FY2015/16 1Q2Q3Q4Q1Q Net gain (loss) related to economic15.16.4-2.61.1-0.68.512.0 hedging transactions Realized gain on investments in equity4.70.20.20.00.00.00.6 securities held for operating purposes Equity in earnings of affiliates42.232.713.89.14.85.11.1 Corporate items-20.1-52.3-3.9-40.0-3.2-5.2-4.3 Others4.019.27.26.9-2.67.7-3.5 Income (loss) before income taxes46.06.114.7-23.0-1.616.15.8 22

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q	FY2016/17 1Q	QoQ	YoY
Commissions	258.9	220.3	73.8	55.8	51.8	38.9	**38.4**	**-1.2%**	**-48.0%**
Of which, brokerage commission	81.8	78.9	26.4	20.0	18.0	14.4	**13.1**	**-9.1%**	**-50.4%**
Of which, commissions for distribution of investment trusts	134.9	93.6	34.9	22.5	22.0	14.3	**17.6**	**23.3%**	**-49.6%**
Sales credit	106.4	86.4	26.0	19.7	23.2	17.5	**18.6**	**6.6%**	**-28.5%**
Fees from investment banking and other	32.5	35.9	6.2	16.6	6.1	7.0	**4.3**	**-38.2%**	**-30.8%**
Investment trust administration fees and other	71.9	85.3	21.9	22.0	21.4	20.0	**19.9**	**-0.7%**	**-9.1%**
Net interest revenue	6.9	7.8	2.8	1.5	1.8	1.7	**2.6**	**52.0%**	**-7.8%**
Net revenue	476.5	435.6	130.7	115.7	104.3	85.0	**83.8**	**-1.5%**	**-35.9%**
Non-interest expenses	314.7	308.0	79.8	78.9	76.5	72.9	**75.1**	**3.1%**	**-5.9%**
Income before income taxes	161.8	127.6	50.9	36.7	27.8	12.2	**8.7**	**-28.7%**	**-83.0%**
Domestic distribution volume of investment trusts[1]	9,478.5	5,644.9	1,975.3	1,407.3	1,485.8	776.4	**761.8**	**-1.9%**	**-61.4%**
Bond investment trusts	3,110.2	1,094.0	382.2	298.7	266.8	146.2	**0.2**	**-99.9%**	**-99.9%**
Stock investment trusts	5,445.1	3,656.3	1,378.9	922.2	842.0	513.2	**640.5**	**24.8%**	**-53.5%**
Foreign investment trusts	923.1	894.6	214.2	186.4	377.0	117.0	**121.0**	**3.4%**	**-43.5%**
Other									
Accumulated value of annuity insurance policies	2,401.7	2,806.4	2,531.4	2,640.5	2,742.7	2,806.4	**2,850.0**	**1.6%**	**12.6%**
Sales of JGBs for individual investors (transaction base)	380.6	425.9	53.7	60.5	76.9	234.8	**173.6**	**-26.1%**	**3.2x**
Retail foreign currency bond sales	1,255.7	1,205.0	257.9	253.2	398.5	295.4	**185.2**	**-37.3%**	**-28.2%**

(1) *Excluding Net & Call and Hotto Direct.*

23

Retail related data (2)

Retail client assets

(trillions of yen)

113.4

120 109.5 108.8

Other 100.6 103.0 100.6

100 95.3

Overseas mutual funds

80

Bond investment trusts

Stock investment trusts 60

Domestic bonds 40

Foreign currency bonds

20

Equities

0

FY2014/15 FY2015/16 FY2015/16 FY2016/17

Mar Mar Jun Sep Dec Mar Jun

Equities 67.2 60.2 70.2 62.3 67.4 60.2 55.8

Foreign currency bonds 6.3 5.6 6.1 5.6 5.6 5.6 5.5

Domestic bonds1 12.3 11.7 12.1 11.8 11.4 11.7 11.8

Stock investment trusts 10.3 8.6 10.4 8.8 9.2 8.6 8.0

Bond investment trusts 7.3 7.3 7.7 7.3 7.5 7.3 6.5

Overseas mutual funds 1.8 1.4 1.7 1.6 1.5 1.4 1.3

Other2 4.5 5.8 5.1 5.7 6.1 5.8 6.5

Total 109.5 100.6 113.4 103.0 108.8 100.6 95.3

(1) Including CBs and warrants. 24

(2) Including annuity insurance.

Retail related data (3)     Net inflows of cash and securities 1 Full yearQuarter (billions of yen)(billions of yen) 1,5001,000 997 1,000500 352 95 5000 -43 48-356-243 0-500 FY2015/16FY2016/17 FY2014/15FY2015/16 1Q2Q3Q4Q1Q (1) Cash and securities inflows minus outflows, excluding regional financial institutions. 25

Retail related data (4)

NOMURA

Number of accounts

(thousands)	FY2014/15	FY2015/16	FY2015/16				FY2016/17
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Accounts with balance	5,294	5,389	5,316	5,366	5,384	5,389	**5,390**
Equity holding accounts	2,719	2,827	2,700	2,725	2,796	2,827	**2,842**
Nomura Home Trade / Net & Call accounts	4,216	4,412	4,270	4,337	4,384	4,412	**4,443**

New Individual accounts / IT share[1]

(thousands)	Full year		Quarter				
	FY2014/15	FY2015/16	FY2015/16				FY2016/17
			1Q	2Q	3Q	4Q	1Q
New individual accounts	320	336	90	103	86	57	**54**
IT share[1]							
No. of orders	59%	58%	59%	60%	55%	59%	**58%**
Transaction value	37%	36%	37%	40%	32%	36%	**35%**

(1) *Percentage of cash stock transactions conducted via Nomura Home Trade.*

26

NOMURA

Asset Management related data (1)

Full year / Quarter

(billions of yen)	FY2014/15	FY2015/16	FY2015/16 1Q	FY2015/16 2Q	FY2015/16 3Q	FY2015/16 4Q	FY2016/17 1Q	QoQ	YoY
Net revenue	92.4	95.4	26.9	22.9	25.3	20.3	**25.9**	**27.7%**	**-3.7%**
Non-interest expenses	60.3	58.7	15.2	14.4	14.6	14.5	**13.7**	**-5.8%**	**-9.7%**
Income before income taxes	32.1	36.7	11.7	8.4	10.7	5.8	**12.2**	**111.8%**	**4.2%**

Assets under management by company

(trillions of yen)	FY2014/15 Mar	FY2015/16 Mar	FY2015/16 Jun	FY2015/16 Sep	FY2015/16 Dec	FY2015/16 Mar	FY2016/17 Jun
Nomura Asset Management [1,2]	43.3	43.5	45.1	43.4	45.9	43.5	**40.3**
Nomura Funds Research and Technologies [2]	3.0	3.1	3.1	2.1	3.3	3.1	**2.8**
Nomura Corporate Research and Asset Management [1]	1.7	1.6	1.7	1.5	1.6	1.6	**1.6**
Nomura Private Equity Capital [2]	0.2	-	0.2	0.2	-	-	**-**
Assets under management (gross) [1,2,3]	48.1	48.2	50.1	47.2	50.8	48.2	**44.7**
Group company overlap [1,2]	8.8	8.1	8.7	7.2	8.6	8.1	**7.4**
Assets under management (net) [4]	39.3	40.1	41.4	40.0	42.2	40.1	**37.3**

(1) Historical AuM (gross) figures have been reclassified in line with a revised calculation method introduced in the third quarter of the fiscal year ended March 2016.
(2) Nomura Asset Management took over the institutional investor advisory business and the retail related business of Nomura Funds Research and Technologies on July 1, 2015, and October 1, 2015, respectively, as well as all of the operations of Nomura Private Equity Capital on December 1, 2015.
(3) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(4) Net after deducting duplications from assets under management (gross).

27

Asset Management related data (2)

NOMURA

Asset inflows/outflows by business[1]

(billions of yen)	Full year FY2014/15	Full year FY2015/16	Quarter FY2015/16 1Q	2Q	3Q	4Q	FY2016/17 1Q
Investment trusts business	3,418	2,717	1,252	896	157	412	**-423**
of which ETFs	843	2,339	308	1,294	-102	838	**-24**
Investment advisory business	50	2,038	38	1,446	646	-92	**-169**
Net asset inflow	3,469	4,755	1,290	2,342	803	320	**-592**

Domestic public investment trust market and Nomura Asset Management market share[2]

(trillions of yen)	FY2014/15	FY2015/16	FY2015/16				FY2016/17
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Domestic public stock investment trusts							
Market	80.3	78.6	83.1	77.1	81.7	78.6	**74.1**
Nomura Asset Management share (%)	20%	21%	21%	21%	21%	21%	**21%**
Domestic public bond investment trusts							
Market	16.7	13.9	17.7	16.0	16.0	13.9	**11.9**
Nomura Asset Management share (%)	43%	46%	42%	43%	43%	46%	**44%**
ETF							
Market	12.9	15.8	14.5	14.5	16.2	15.8	**15.0**
Nomura Asset Management share (%)	48%	48%	47%	49%	47%	48%	**47%**

(1) Based on assets under management (net). (2) Source: Investment Trusts Association, Japan.

28

Wholesale related data

Full year Quarter

(billions of yen) FY2014/15 FY2015/16 FY2015/16 FY2016/17 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 789.9 720.3 205.2 192.9 186.0 136.2 190.9 40.2% -6.9%

Non-interest expenses 707.7 704.9 185.5 184.3 176.0 159.0 144.3 -9.3% -22.2%

Income (loss) before income taxes 82.2 15.4 19.7 8.6 9.9 -22.8 46.6 - 137.1%

Breakdown of Wholesale revenues

Full year Quarter

(billions of yen) FY2014/15 FY2015/16 FY2015/16 FY2016/17 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Fixed Income1 396.9 275.2 84.1 83.2 80.2 27.6 107.9 3.9x 28.3%

Equities1 286.5 325.1 92.1 75.5 76.9 80.7 62.6 -22.4% -32.0%

Global Markets 683.4 600.3 176.2 158.7 157.2 108.3 170.5 57.5% -3.2%

Investment Banking (Net) 104.7 108.4 29.1 33.4 20.7 25.2 20.5 -18.6% -29.4%

Other 1.8 11.5 -0.1 0.8 8.1 2.7 -0.1 - -

Investment Banking 106.5 120.0 29.0 34.2 28.8 27.9 20.4 -26.9% -29.6%

Net revenue 789.9 720.3 205.2 192.9 186.0 136.2 190.9 40.2% -6.9%

Investment Banking (Gross) 193.8 194.2 49.7 63.1 34.4 47.0 33.9 -28.0% -31.9%

29

(1) Fixed Income and Equities figures for FY2014/15 have been reclassified following a reorganization in April 2015.

Number of employees

NOMURA

	FY2014/15	FY2015/16	FY2015/16				FY2016/17
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Japan	15,973	16,083	16,570	16,381	16,282	16,083	**16,792**
Europe	3,485	3,424	3,492	3,494	3,433	3,424	**3,170**
Americas	2,449	2,503	2,439	2,514	2,501	2,503	**2,481**
Asia and Oceania[1]	6,765	6,855	6,788	6,862	6,853	6,855	**6,769**
Total	28,672	28,865	29,289	29,251	29,069	28,865	**29,212**

(1) Includes Powai office in India.

30

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